SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                          Commission File Number 0-16293


                          NOTIFICATION OF LATE FILING

(Check One):   [ T ] Form 10-K    [  ] Form 11-K    [  ] Form 20-F
[  ] Form 10-Q    [  ] Form N-SAR

For Period Ended:  September 30, 1997

[   ] Transition Report on Form 10-K      [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F      [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:  Not Applicable
                                 _____________________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
                                               _______________________________

______________________________________________________________________________

                        Part I.  Registrant Information

Full name of registrant:  Lanxide Corporation
                          ____________________________________________________

______________________________________________________________________________

Former name if applicable:
                           ___________________________________________________

Address of principal executive office (Street and Number):

1300 Marrows Road, P.O. Box 6077
______________________________________________________________________________

City, State and Zip Code:  Newark, Delaware 19714-6077
                           ___________________________________________________

                       Part II.  Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ T ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ T ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c)  The accountant's statement or other exhibit required by
       Rule 12b-25(c) has been attached if applicable.

                              Part III.  Narrative

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Lanxide Corporation (the "Company") executed a promissory note in the amount of $1.8 million, dated December 29, 1997, in favor of Lanxide K.K., a corporation organized under the laws of Japan and an affiliate of the Company ("Lanxide K.K."), pursuant to which the Company received $1.3 million on December 29, 1997 and will receive an additional $.5 million on January 12, 1998 (the "Loan"). The Loan will enable the Company to continue its current operations in the near term while additional sources of funding are being
pursued.   There can be no assurance, however, that additional sources of funding will be available to the Company. The Loan was not completed in time for the Company to file its Annual report on Form 10-KSB on a timely basis, and the Loan will significantly impact the disclosures required by Form 10-KSB for the fiscal year ended September 30, 1997.

     For the reasons set forth above, the Company's inability to timely file its Annual Report on Form 10-KSB for its fiscal year ended September 30, 1997 could not be eliminated without unreasonable effort or expense. The Company intends to file its Annual Report no later than the fifteenth day after the due date of the Annual Report.

                          Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification

            Robert J. Ferris        (302)             456-6216
______________________________________________________________________________

                 (Name)          (Area code)     (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [ T ] Yes  [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ T ] Yes  [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company incurred a net loss of $2,565,000 for the fiscal year ended September 30, 1997 as compared to net income of $1,573,000 for the fiscal year ended September 30, 1996. The per share loss for fiscal 1997 was $1.96 per share as compared to per share income of $.77 per share for Fiscal 1996.



                              Lanxide Corporation
                              ___________________

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.


Date:  December 30, 1997           By        /s/ Robert J. Ferris
                                             _________________________________

                                             Robert J. Ferris
                                             Secretary, Treasurer and
                                             Vice President, Administration